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SEC MAIL PROCESSING SECTION
MAR 01 2011
WASH, D.C.
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston (City) TX (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Reiner (713) 831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900 (Address) Houston (City) TX (State) 77002 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Reiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Distributors, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE M. CHATTOM
Notary Public, State of Texas
My Commission Expires 12-14-2014

John J. Reiner
Signature

Chief Financial Officer & Treasurer
Title

Jane M. Chattom
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Report of Independent Auditors

To the Board of Directors and Stockholder of
American General Distributors, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of American General Distributors, Inc. (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

American General Distributors, Inc.
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 1,907,193
Funds deposited with clearing organizations, restricted	10,000
Prepaid insurance	3,188
Total assets	$ 1,920,381
Liabilities and Stockholder's Equity	
Liabilities	
Accrued liabilities	$ 10,900
State taxes payable to affiliate	3,756
Federal income tax payable to affiliate	2,820
Total liabilities	17,476
Commitments and Contingencies (Note 5)	
Stockholder's equity	
Common stock ($.001 par value;10,000 shares authorized; 100 shares issued and outstanding) and paid-in capital	1,722,285
Retained earnings	180,620
Total stockholder's equity	1,902,905
Total liabilities and stockholder's equity	$ 1,920,381

The accompanying notes are an integral part of these financial statements.

American General Distributors, Inc.
Statement of Operations
Year Ended December 31, 2010

Revenues	
Interest income	$ 188
Reimbursement of expense from affiliates	126,666
Total revenues	126,854
Expenses	
Taxes, licenses, and fees	65,344
Professional fees	42,000
Insurance	10,132
Total expenses	117,476
Income before taxes	9,378
Provision for taxes	2,821
Net income	$ 6,557

The accompanying notes are an integral part of these financial statements.

American General Distributors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Stock and Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2010	$ 1,722,285	$ 174,063	$ 1,896,348
Net income	-	6,557	6,557
Balances at December 31, 2010	$ 1,722,285	$ 180,620	$ 1,902,905

The accompanying notes are an integral part of these financial statements.

American General Distributors, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

Operating Activities	
Net income	$ 6,557
Reconciling adjustments to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Accounts receivable from affiliates	17,293
State taxes receivable	1,376
Prepaid insurance	151
Accrued liabilities	5,400
Accounts payable to affiliate	(17,293)
State taxes payable to affiliate	3,756
Federal income tax payable to affiliate	(4,551)
Net cash provided by operating activities	12,689
Net increase in cash and cash equivalents	12,689
Cash and cash equivalents	
Beginning of year	1,894,504
End of year	$ 1,907,193
Supplemental Disclosures	
Taxes paid to affiliate	$ 7,370

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Organization and Nature of Operations
American General Distributors, Inc. (the "Company" or "AGD"), a Delaware corporation, is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company distributes variable annuity contracts issued by Western National Life Insurance Company ("WNL") and The Variable Annuity Life Insurance Company ("VALIC") under exclusive marketing agreements. The Company conducts business as an underwriter/distributor with regard to variable annuity products and does not hold customer funds or securities. Accordingly, the Company is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(1) as described in Supplemental Schedule II.

The Company is a direct, wholly owned subsidiary of WNL, an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG").

Events Related to AIG
On September 30, 2010, AIG entered into an agreement-in-principle with the U.S. Department of the Treasury (the "Department of the Treasury"), the Federal Reserve Bank of New York (the "New York Fed"), and the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), for a series of integrated transactions to recapitalize AIG (the "Recapitalization"). AIG completed the Recapitalization on January 14, 2011. For more information regarding the Recapitalization, please see Note 7.

On October 29, 2010, AIG completed an initial public offering of 8.08 billion ordinary shares of AIA Group Limited for aggregate gross proceeds of approximately $20.51 billion. Upon completion of the initial public offering, AIG owned approximately 33 percent of AIA Group Limited's outstanding shares.

On March 8, 2010, AIG announced a definitive agreement for the sale of American Life Insurance Company ("ALICO"), one of the world's largest and most diversified international life insurance companies, to MetLife, Inc. ("MetLife") for approximately $15.5 billion, including $6.8 billion in cash and the remainder in equity securities of MetLife, subject to closing adjustments. The ALICO sale closed on November 1, 2010. The fair market value of the consideration at closing was approximately $16.2 billion.

AIG closed the sale of a portion of its asset management business to Pacific Century Group at the end of March 2010, and the divested portion of the asset management business has been branded as PineBridge Investments. In connection with the closing of the sale, the Company's investment advisory agreement previously entered into with AIG Global Investment Corp. was assigned to AIG Asset Management (U.S.), LLC ("AMG"), an AIG affiliate, and the majority of the Company's invested assets are currently managed by AMG.

AIG liquidated its remaining ownership of Transatlantic Holdings, Inc. ("Transatlantic") (13%) owned by American Home Assurance Company during the quarter ended March 31, 2010. As such, the Company's investment in Transatlantic at March 31, 2010 is no longer an affiliated investment.

Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described in these footnotes is qualified by regulatory filings AIG files from time to time with the SEC.

Commissions of $45,805 and $121,910,965 were paid by affiliated companies in connection with the distribution of WNL and VALIC contracts, respectively. The Company does not receive the cash related to these commissions. The resulting commission revenues and offsetting commission expenses have not been reflected in these financial statements.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. At December 31, 2010, such an amount payable to an affiliate was $2,820.

Cash and Cash Equivalents
The Company has cash deposited in financial institutions that at times exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

Cash equivalents of $1,832,425 at December 31, 2010, consists of a money market fund with Fidelity Investments. The Company considers this investment a cash equivalent due to its having an original maturity of three months or less.

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.The Company is required to maintain minimum net capital equal to the greater of $25,000 or $6^2/_3$% of its aggregate indebtedness.

At December 31, 2010, the Company had net capital of $1,833,068, which was in excess of its required net capital of $25,000. The ratio of aggregate indebtedness to net capital is 0.010 to 1. See Schedule I.

3. Transactions With Affiliates

The Company's activities are reliant upon both VALIC and WNL and the Company receives financial and administrative support from them. Therefore, the financial condition and results of operations would not be indicative of those which would have resulted if the Company had been operated as an independent entity.

The Company is a party to an operating expense agreement with WNL and VALIC, whereby WNL and VALIC reimburse the Company equally for all operating and distribution expenses incurred. Expenses incurred by the Company under the agreement and reimbursed are included in reimbursement of expense from affiliates in the Statement of Operations.

Balances with affiliates are cleared no less than quarterly.

4. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2010. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been presented for the year ended December 31, 2010.

5. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to certain legal proceedings, claim and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations or liquidity.

6. Income Taxes

The current income tax expense included in the Statement of Operations as determined in accordance with ASC 740 is $2,821. Income tax expense differs from the amount that would result from applying the federal statutory tax rate to pre-tax earnings primarily due to prior year true-up.

The Company does not have any deferred taxes or unrecognized tax benefits.

7. Subsequent Events

Events Related to AIG

On January 14, 2011, AIG completed the Recapitalization with the New York Fed, the Department of the Treasury, and the Trust. As part of the Recapitalization, AIG repaid to the New York Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under AIG's revolving credit facility with the New York Fed (the "New York Fed credit facility"), and the New York Fed credit facility was terminated. In addition, (i) the shares of AIG's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, held by the Trust were exchanged for 562,868,096 shares of AIG common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of AIG common stock; and (iii) the shares of AIG's Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of AIG's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of AIG common stock. As a result of the Recapitalization, the Department of

the Treasury held 1,655,037,962 shares of newly issued AIG common stock, representing ownership of approximately 92 percent of the outstanding AIG common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of AIG common stock on the open market.

Subsequent events have been evaluated for recognition and disclosure through the date of this report and no additional events require disclosure.

American General Distributors, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Schedule I

Net capital	
Total stockholder's equity	$ 1,902,905
Deductions and/or charges	
Nonallowable assets:	
Funds deposited with clearing organizations	10,000
Prepaid insurance	3,188
Net capital before haircuts on securities positions	1,889,717
Haircuts on securities:	
Money market fund	36,649
Fidelity bond	20,000
	56,649
Net capital	$ 1,833,068
Aggregate indebtedness	$ 17,476
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $25,000)	$ 25,000
Excess net capital	$ 1,808,068
Net capital less the greater of 10% of aggregate indebtedness of 120% of minimum dollar net capital requirement	$ 1,803,068
Ratio: aggregate indebtedness to net capital	0.010 to 1

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2010.

American General Distributors, Inc.
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010 — Schedule II

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

American General Distributors, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010 **Schedule III**

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

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Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
American General Distributors, Inc.:

In planning and performing our audit of the financial statements of American General Distributors, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

pwc

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011